

Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 18, 2009

George R. Jensen, Jr., Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

        Re: USA Technologies, Inc.
                 Registration Statement on Form S-1
                 Filed May 22, 2009
                 Amended on June 2, 2009
                 File No. 333-159467
                 Annual Report on Form 10-K Fiscal Year Ended June 30, 2008
                 Filed September 24, 2008
                 File No. 001-33365

Dear Mr. Jensen:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Part I

Plan of Distribution, page 98

1. We note your disclosure on page 99 that William Blair & Company, L.L.C. and
    Maxim Group LLC will use their "reasonable efforts" to advise and assist you, in
    their capacity as dealer-managers, with soliciting offers to purchase the
    subscription rights. We further note your statement that the dealer-managers are
    not underwriting or placing any of the subscription rights or the shares of your
    common stock or warrants. In addition, you have filed your dealer-manager
    agreement as an exhibit with amendment number 1 to your registration statement;
    this agreement contains similar language to the narrative disclosure in your
    prospectus. Please tell us the basis for your conclusion that the dealer-managers
    involved in this offering are not "underwriters" within the meaning of Section
    2(a)(11) of the Securities Act of 1933. Please note that if you determine that the
    dealer-managers involved in this offering are statutory underwriters then they
    must be identified as such on your cover page and in your plan of distribution.
    See Items 501(b)(8) and 508 of Regulation S-K.

2. Further, please explain to us what you mean by the use of the term "reasonable
    efforts."

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2008, filed September 24,
2008

Part IV

Item 15. Exhibits, Financial Statement Schedules, page 54

Exhibits 31.1 and 31.2

3. We note that you have omitted the introductory language in paragraph 4 and
    paragraph 4(b) referring to internal control over financial reporting from your
    certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Please
    be advised that you are required to include the omitted language in your
    certifications. See Regulation S-K Compliance and Disclosure Interpretation No.
    246.13 at http://162.138.185.31/divisions/corpfin/guidance/regs-kinterp.htm
    Please file an abbreviated amendment of your annual report on Form 10-K
    consisting of the cover page of your registration statement, an explanatory note as
    to why you are filing the amendment, the signature pages and the revised
    certifications containing the omitted language.

4. We also note that the identification of the certifying individuals at the beginning
    of your certifications also include the title of the certifying individuals. This is
    also true of your subsequent Forms 10-Q. Please confirm in your response that
    you will not include the title of the certifying individuals at the beginning of your
    certifications, and that you will also comply with the above comment 1, for
    applicable future filings. See Staff Alert: Annual Report Reminders at
    http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm (March 4, 2005).

                                    * * * * *

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

    the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

    the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551- 3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (215) 665-8582
        Douglas M. Lurio, Esq.
        Lurio & Associates, P.C.